[redacted]

08029019

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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MK

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65555

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LINK BROKERS DERIVATIVES CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

107 GRAND STREET 2ND FLOOR
(No. and Street)

NEW YORK (City) NY (State) 10013 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DEREK WILKS 011-44-20-7663-4302
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MARKS PANETH + SHRON LLP
(Name – *if individual, state last, first, middle name*)

100 JERICHO QUADRANGLE (Address) JERICHO (City) NY (State) 11753 (Zip Code)

PROCESSED
MAR 21 2008
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 29 2008
BRANCH OF REGISTRATIONS AND 04 EXAMINATIONS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

M D PRYKE
One Portland Place
London
W1B 1PN
MP
NOTARY PUBLIC

TA 3/20

2A

OATH OR AFFIRMATION

I, CHARLES S H DAVIES, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LINKBROKERS DERIVATIVES CORPORATION, as of 31 DECEMBER, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Charles Henry Davies
Signature

DIRECTOR
Title

Matthew Daniel Pryke
Notary Public of England and Wales
My Commision Expires With Life

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

M D PRYKE
One Portland Place
London
W1B 1PN
MP
NOTARY PUBLIC

Marks Paneth & Shron LLP

Certified Public Accountants and Consultants

INDEPENDENT AUDITORS' REPORT

To the Stockholder
LinkBrokers Derivatives Corporation
New York, New York

We have audited the accompanying statement of financial condition of LinkBrokers Derivatives Corporation as of December 31, 2007. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of the Company as of December 31, 2007, in conformity with accounting principles generally accepted in the United States.

Marks Paneth & Shron LLP

Jericho, New York
February 26, 2008

622 Third Avenue
New York, NY 10017-6701
Telephone 212 503 8800
Facsimile 212 370 3759

88 Froehlich Farm Boulevard
Woodbury, NY 11797-2921
Telephone 516 992 5900
Facsimile 516 992 5800

100 Jericho Quadrangle
Jericho, NY 11753-2710
Telephone 516 942 5300
Facsimile 516 932 6050

660 White Plains Road
Tarrytown, NY 10591-5173
Telephone 914 524 9000
Facsimile 914 524 9185

Website www.markspaneth.com

LINKBROKERS DERIVATIVES CORPORATION
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS

Cash	$ 5,194,233
Fees receivable	2,701,179
Due from clearing brokers (Note 1)	1,303,204
Deposits with clearing brokers (Note 2)	745,579
Securities owned, at market value (Note 3)	99,475
Deferred tax assets (Note 8)	881,747
Property and equipment, net (Note 4)	533,822
Employee loans (Note 7)	69,100
Other assets	183,619
Total assets	$11,711,958

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Accrued expenses and other liabilities (Note 5)	$ 6,881,804
Deferred tax liability (Note 8)	9,275
Total liabilities	6,891,079
Commitments and contingencies (Note 9)	
Stockholder's equity	
Common stock, $25 par value, 3,000 shares authorized, 905 shares issued and outstanding	22,625
Additional paid-in capital	1,202,967
Retained earnings	3,595,287
Total stockholder's equity	4,820,879
Total liabilities and stockholder's equity	$11,711,958

See accompanying notes to financial statements.

LINKBROKERS DERIVATIVES CORPORATION
SUMMARY OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES
DECEMBER 31, 2007

BUSINESS

LinkBrokers Derivatives Corporation ("Company") (formerly The Link Asset and Securities Company Inc.) is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). The Company acts as an agent primarily in equities and options for institutional clients.

The Company claims exemption from the requirements of SEC Rule 15c3-3 under Section (k)(2)(ii) of the Rule and consequently does not carry securities accounts for customers nor does it perform custodial functions related to their securities.

The Company was incorporated in Delaware and is a wholly owned subsidiary of The LinkAsset and Securities Co., Ltd. ("Parent"), a registered broker-dealer in the United Kingdom, authorized and regulated by the Financial Services Authority.

CASH CONCENTRATION

At December 31, 2007, the Company had cash on deposit with two financial institutions totaling $5,014,309, which exceeded FDIC insurance coverage by $4,814,309. The Company also had cash on deposit in a brokerage account totaling $339,504, which was fully insured at December 31, 2007.

REVENUE RECOGNITION

Fee income and related expenses are recorded on a trade date basis. Fee income is earned for services performed as a broker agent for institutional clients. The Company has a policy of reviewing, as considered necessary, the credit standing of each institutional client with which it conducts business. The Company does not anticipate nonperformance by institutional clients; accordingly, based on the creditworthiness of its customers and its collection history to date, the Company does not provide an allowance for uncollectible accounts.

INCOME TAXES

The Company follows Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes". SFAS No. 109 requires a company to recognize deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement carrying amounts and the tax basis of the assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NEW ACCOUNTING DEVELOPMENTS

In September 2006, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 157, *Fair Value Measurements*. SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements SFAS No. 157 is effective for fiscal year beginning after November 15, 2007. The Company is currently evaluating the financial statement impact of adopting SFAS No. 157.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities*. This Statement provides a "Fair Value Option" under which a company may irrevocably elect fair value as the initial and subsequent measurement attribute for certain financial assets and liabilities. This Fair Value Option will be available on a contract-by-contract basis with changes in fair value recognized in earnings as those changes occur. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the financial statement impact of adopting SFAS No. 159.

NOTE 1 - DUE FROM CLEARING BROKERS

The Company has clearing agreements with brokerage firms to carry its accounts. The clearing brokers may have custody of the Company's securities and, from time to time, cash balances which may be due from these brokers. Any Company assets on hand at the clearing brokers serve as collateral for potential defaults of the Company's customers whose accounts are carried on the books and records of the clearing brokers. The Company is subject to credit risk if the clearing brokers are unable to repay balances due or deliver securities in their custody.

NOTE 2 - DEPOSITS WITH CLEARING BROKERS

Pursuant to its two clearing agreements, the Company is required to maintain collateral deposits of $637,585 and $107,995, respectively, which may be applied against losses due to nonperformance by its institutional clients and any amounts due to the clearing brokers.

NOTE 3 - SECURITIES OWNED, AT MARKET VALUE

The Company has an investment in 2,010 shares of common stock of the NASDAQ Stock Market, Inc. The shares have been valued at fair value ($99,475) based on the quoted marked price of $49.49 per share, as determined in a public market.

NOTE 4 - PROPERTY AND EQUIPMENT, NET

Property and equipment, net consists of:

		Estimated Useful Life
Computer equipment	$ 704,863	5 years
Furniture and office equipment	114,101	5 to 7 years
Leasehold improvements	422,952	Term of lease
	1,241,916	
Less: Accumulated depreciation and amortization	(708,094)	
	$ 533,822	

NOTE 5 - ACCRUED EXPENSES AND OTHER LIABILITIES

Accrued expenses and other liabilities consist of the following:

Accrued compensation and payroll taxes	$5,316,701
Corporate taxes payable	878,351
Accounts payable - trade	369,964
Other accrued expenses	316,788
	$6,881,804

NOTE 6 - LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

In June 2007, the Company repaid a $300,000 subordinated loan to its Parent, along with interest of $58,500. The loan had been covered by a subordination agreement approved by FINRA and thus available in computing net capital under the SEC's Uniform Net Capital Rule prior to maturity.

NOTE 7 - RELATED PARTY TRANSACTIONS

The Company has provided loans to three employees totaling $69,100 at December 31, 2007. The loans are noninterest bearing and due on demand.

The Company shares administrative expenses with its Parent pursuant to a Management Agreement dated March 3, 2003.

NOTE 8 - INCOME TAXES

Deferred taxes are provided for temporary differences between income tax and financial statement recognition of revenues and expenses. As of December 31, 2007, the components of the deferred tax assets and liability are as follows:

Deferred tax assets:	
Accrued expenses	$709,410
Property and equipment	87,880
Deferred rent	76,593
Stock based compensation	7,864
Deferred tax assets	881,747
Deferred tax liability - investments	(9,275)
Net deferred tax assets	$872,472

NOTE 9 - COMMITMENTS AND CONTINGENCIES

Office lease

In April 2007, the Company entered into a ten-year operating lease agreement for new office space in New York City. The lease provides for a 3% increase in base rent per year, plus a pro rata share of escalations in real estate taxes and related assessments during the lease term. The Company has the right to terminate the lease effective as of any time from and after the fifth lease year. Early termination is subject to nine months' written notice to the Landlord, and the payment of a termination fee. The fee as of the end of the fifth year would be $200,000, decreasing by approximately $40,000 per year through the end of the lease.

In accordance with FASB Statement No. 13, "Accounting for Leases", rent expense is recognized on a straight-line basis over the term of the lease. The difference between actual rent paid and the expense charged is recorded as deferred rent payable.

Legal matter

On or about December 5, 2006, Claimant Cosme Monot ("Monot") filed a Statement of Claim with the NASD against the Company alleging certain claims arising from purported breaches by the Company of an employment agreement between Monot and the Company, dated January 18, 2006 (the "Agreement"). Monot seeks damages in the amount of approximately $1.2 million. The Company submitted an Answer and Counterclaim on or about February 26, 2007, denying the allegations of the Monot Statement of Claim, and asserting that the Company was fraudulently induced to enter the Agreement, among other defenses. The parties have been engaged in discovery and an arbitration hearing scheduled to commence on February 4, 2008 was adjourned to May, 2008. No opinion can be expressed regarding the likely outcome of the action.

NOTE 10 - SHAREHOLDERS AGREEMENT

The Parent has implemented a shareholder agreement that provides for the issuance of parent company shares and options to management and other employees, including those working at the Company. Shares are nontransferable and vest over a two-year period. Departing shareholders are required to transfer their shares, and will receive consideration for their shares based on the nature of their leaving. No stock options have been granted to date.

The Parent has issued a total of 219,958 shares to U.S. employees as of December 31, 2007. Most of the employees have paid the grant date fair value for their shares, which had a total value of $69,094 in 2007. This amount was recorded in Additional paid-in capital.

NOTE 11 - REGULATORY NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007, the Company had regulatory net capital of $1,043,994 and a regulatory net capital requirement of $458,787. The Company's ratio of aggregate indebtedness to regulatory net capital was 6.59 to 1 at December 31, 2007.

END